

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2023

T. Neil Stevens
President, Chief Executive Officer and Director
Oconee Financial Corporation
41 N. Main Street
Watkinsville, GA 30677

  Re: Oconee Financial Corporation
    Offering Statement on Form 1-A
    Filed February 9, 2023
    File No. 024-12151

Dear T. Neil Stevens:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed February 9, 2023

General

1. We note your stated intention that Elberton Federal Savings and Loan Association convert from a Federal mutual savings and loan association to a Federal stock savings and loan association and simultaneously merge with and into Oconee State Bank, your wholly owned subsidiary. It appears that 12 CFR 192.530(a) requires that a federal savings association (or its holding company) must promptly register its shares after conversion under the Securities Exchange Act of 1934 and remain registered for three years. Further it appears that 12 CFR 192.530(c) requires that a federal savings association (or its holding company) must also use its best efforts to list its shares on a national or regional securities exchange or on the National Association of Securities Dealers Automated Quotation system. Please explain whether the Office of the Comptroller of the Currency will require you to register a class of your securities under the Securities Exchange Act of 1934 and/or list your shares on a national or regional securities exchange or on the

   National Association of Securities Dealers Automated Quotation system and, if so, how you will comply with these requirements particularly in light of the fact that you are conducting a Regulation A offering.

2. We note your disclosure on page 37 that the offering circular will be mailed to each "Eligible Member and to each Eligible Oconee Shareholder." We further note that pages 40, 47, etc. list multiple conditions to completion of the offering and merger conversion. In light of the foregoing, please provide us a sufficiently detailed factual and legal analysis explaining how the offering will be commenced within two calendar days after the qualification date in accordance with Rule 251(d)(3)(F) of Regulation A so that it will be a continuous and not a delayed offering.

3. Please clarify the timeline of this offering in relation to any shareholder votes especially whether shareholders are voting first and then the offering is being started. Explain the rationale for that timeline.

4. Please disclose how Oconee's acquisition of Elberton within less than three years after Elberton's conversion to a Federal stock savings and loan association is being done in compliance with 12 CFR 192.525. Disclose when the Office of the Comptroller of the Currency granted approval for the acquisition of Elberton within three years of conversion pursuant to 12 CFR 192.525, or the status of such pending approval and when it is expected to be given in relation to each matter listed as a Conditions to Completion of the Offering.

   We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Robert Arzonetti at (202) 551-8819 or John Dana Brown, Acting Legal Branch Chief, at (202) 551-3859 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance

cc: Patrick R. Hanchey